

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 31, 2008

<u>Via U S Mail and FAX [(716)689-5598]</u>

Karen L. Howard
Vice President and Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228

      Re: **Columbus McKinnon Corporation**
              Form 10-K for the fiscal year ended March 31, 2008
              File No. 0-27618

Dear Ms. Howard:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, please tell us why you did not provide a discussion of the impact of your July 2008 divestiture of Univeyor which was in process at the time you filed your annual report. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Results of Operations, page 22

2.   In future filings please expand the discussion of revenues to address changes in revenues for the product groups identified in Note 19. Alternatively, please explain to us why you believe such disaggregated information would not be relevant to investors. For guidance on MD&A please refer to Item 303 of Regulation S-K and Securities Act Release 33-8350.

Item 11 Executive Compensation

Compensation Discussion and Analysis, page 11

3.   We note you identify a number of comparable companies at the top of page 16, yet your disclosure in the second full paragraph on page 16 indicates that you "also consider data from compensation surveys published by leading compensation firms that are compiled by our consultant." In future filings, please identify the surveys you used and their components, including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined. For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.

Annual Incentive Plan, page 19

4.   We note from your table on the top of page 21 of the proxy statement that you have
        incorporated by reference into your Form 10-K that you have not disclosed certain of the
        goals to be achieved in order for your named executive officers to earn their annual
        incentive bonuses. As some of these amounts represent a significant portion of the bonus
        calculation for two of your executives, to the extent you believe that disclosure of the
        information, on a historical basis, would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K,
        please provide us with a detailed explanation supporting your conclusion or provide such
        disclosure in future filings.

Item 13 Certain Relationships and Related Transactions

Certain Relationships and Related Party Transactions, Page 42

5.   We note your reference to information on your web site in response to this disclosure
        requirement. Please tell us why you believe it is appropriate to provide the information
        required by Item 404(b) of Regulation S-K on your web site rather than in your filings.
        Please cite any authority on which you rely.

Financial Statements

6.   Please tell us why the financial statements should not report Univeyor as discontinued
        operations as of March 31, 2008.   In that regard, please tell us how you considered the
        guidance from paragraphs 42 and 30 of SFAS 144.

Consolidated Statements of Cash Flows, page F-6

7.   As set forth in paragraph 28 of SFAS 95, the operating activities section of an indirect
        method presentation of cash flows should begin with net income or loss. Your statement
        does not appear consistent with that guidance because your presentation begins with net
        income from continuing operations. To better conform to SFAS 95, please appropriately
        modify your presentation in future filings.

Controls and Procedures, page 31

8.   In future filings please clarify whether there were any changes in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2, page 40

9.   We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please ensure that the certification is in strict compliance with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for quarter June 30, 2008

10.   In future filings please add disclosure to clarify any difference between the amounts of loss from discontinued operations, net of tax benefit as reported in the statements of operations and as reported in Note 2 – Discontinued Operations.

Form 8-K dated July 24, 2008 for Univeyor Disposition

11.   Since you have accounted for the disposition of the Univeyor business as discontinued operations under SFAS 144, please tell us why you did not provide a pro forma statement of operations for each of the past three annual periods.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Attorney-Advisor, at (202) 551-3637 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant